# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMAGENEBIO, INC., CIK 0001835579
CUSIP: 45175G207
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 12526 High Bluff Drive, Suite 345, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 04/14/2026
Filed by CIK 0001757917
Persons authorized to receive notices and communications: Otello Stampacchia, Omega Fund Management, LLC, 888 Boylston St., Suite 1111, Boston, Massachusetts (MA), 02199, 617-502-6530

## Reporting persons
- Omega Fund VI, L.P. (CIK 0001757917): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 935,843; sole dispositive power 0; shared dispositive power 935,843; aggregate amount beneficially owned 935,843 (8.4% of the class)
- Omega Fund VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 935,843; sole dispositive power 0; shared dispositive power 935,843; aggregate amount beneficially owned 935,843 (8.4% of the class)
- Omega Fund VI GP Manager, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 935,843; sole dispositive power 0; shared dispositive power 935,843; aggregate amount beneficially owned 935,843 (8.4% of the class)
- Claudio Nessi: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 935,843; sole dispositive power 0; shared dispositive power 935,843; aggregate amount beneficially owned 935,843 (8.4% of the class)
- Otello Stampacchia: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 379; shared voting power 935,843; sole dispositive power 379; shared dispositive power 935,843; aggregate amount beneficially owned 936,222 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: IMAGENEBIO, INC.
Address of issuer's principal executive offices: 12526 High Bluff Drive, Suite 345, San Diego, California (CA), 92130

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), and Otello Stampacchia ("Stampacchia"). The foregoing are sometimes referred to collectively as the "Reporting Persons".
Residence or business address: The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Nessi, and Stampacchia, is c/o Omega Fund Management, LLC, 888 Boylston Street, Suite 1111, Boston, MA 02199.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Omega Fund, Omega GP and Omega Ltd are organized under the laws of Cayman Islands. Nessi is a citizen of Switzerland and Stampacchia is a citizen of Italy.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Initial Public Offering

On March 26, 2021, in connection with the initial public offering of the common stock, $0.001 par value (the "Common Stock") of the Issuer (f/k/a Ikena Oncology, Inc.), (i) the shares of Series B Preferred Stock of Legacy Ikena previously held by Omega Fund automatically converted into 1,799,123 shares of Common Stock and (ii) Omega Fund purchased an additional 450,000 shares of Common Stock. The foregoing shares of Legacy Ikena were purchased for an aggregate purchase price of $25,199,999.80, using funds from working capital.

Merger Agreement and 2025 PIPE Financing

On July 25, 2025, the Issuer completed its previously announced merger with Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands ("Inmagene"), in accordance with the terms of the Agreement and Plan of Merger, dated as of December 23, 2024 (the "Merger Agreement"), by and among the Issuer, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Ikena ("Merger Sub I"), Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Ikena ("Merger Sub II"), and Inmagene, providing for the merger of Merger Sub I with and into Inmagene, with Inmagene surviving as a wholly owned subsidiary of Ikena (such transaction, the "First Merger"), and the subsequent merger of the surviving entity of the First Merger with and into Insight Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Ikena (such transaction, the "Second Merger" and, collectively with the First Merger, as appropriate, the "Merger"). In connection with the transactions consummated pursuant to the Merger Agreement, the Issuer effected a 1-for-12 reverse stock split of its common stock (the "Reverse Stock Split"), pursuant to which the shares of Common Stock held by the Reporting Persons were automatically adjusted, resulting in (i) Omega Fund holding 187,426 shares of Common Stock and (ii) 379 shares of Common Stock issued to Stampacchia upon acceleration of stock options previously issued in connection with Stampacchia's service on the board of directors of the Issuer. On the same date, the Issuer changed its name to "ImageneBio, Inc.".

Concurrently with the execution of the Merger Agreement, the Issuer entered into a subscription agreement (the "Subscription Agreement") with certain accredited investors, including Omega Fund (the "2025 PIPE Investors"), pursuant to which, following the closing of the Merger, the PIPE Investors subscribed for and purchased an aggregate of 2,508,337 shares of Ikena Common Stock, after giving effect to the Reverse Stock Split, at a price of approximately $29.90 per share for aggregate gross proceeds of approximately $75.0 million (the "2025 PIPE Financing"). In connection with the 2025 PIPE Financing, Omega Fund acquired 267,556 shares of Common Stock for an aggregate purchase price of $8,000,000, using funds from working capital.

In connection with the consummation of the Merger, the Issuer entered into a registration rights agreement (the "2025 Registration Rights Agreement") with the 2025 PIPE Investors, pursuant to which the Issuer agreed that, within 45 calendar days after the closing of the Merger, it would file with the SEC (at its sole cost and expense) a registration statement registering the resale of the 2025 PIPE shares.

The foregoing descriptions of the Merger Agreement, Subscription Agreement and 2025 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions thereof, the forms of which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

2026 PIPE Financing

On April 12, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain institutional and accredited investors (the "2026 PIPE Investors"), pursuant to which the Issuer agreed to sell and issue pre-funded warrants to purchase shares of Common Stock (the "Warrant Shares"), in a private placement transaction (the "2026 PIPE Financing").

The closing of the 2026 PIPE Financing occurred on April 14, 2026 (the "Closing"), subject to customary closing conditions. At the Closing, the Company has agreed to issue and sell pre-funded warrants to purchase up to 5,770,335 Warrant Shares at a purchase price of $5.199 per Warrant Share to the Investors for gross proceeds to the Company of approximately $30 million pursuant to the Purchase Agreement. In connection with the 2026 PIPE Financing, Omega Fund acquired pre-funded warrants to purchase up to 480,861 Warrant Shares, for an aggregate consideration of $2,499,996 using funds from working capital.

The pre-funded warrants have an exercise price of $0.001 per Warrant Share, subject to customary adjustments, and will be exercisable at any time after original issuance and will not expire until exercised in full. The pre-funded warrant will also be exercisable on a net exercise "cashless" basis. The pre-funded warrant may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%.

The Purchase Agreement contains customary representations, warranties and covenants that were made solely for the benefit of the parties to the Purchase Agreement.

Registration Rights Agreement

In connection with the 2026 PIPE Financing, the Issuer agreed to enter into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors at the Closing, pursuant to which the Issuer agreed to prepare and file, within three business days following August 1, 2026, subject to certain allowable delays, a registration statement with the U.S. Securities and Exchange Commission (the "SEC") to register for resale the Warrant Shares issuable upon the exercise of the pre-funded warrants that were issued and sold under the Purchase Agreement, and generally to cause the applicable registration statement to promptly become effective. Certain cash penalties will apply to the Issuer in the event of registration failures, as described in the Registration Rights Agreement.
The foregoing summaries of the Purchase Agreement, the pre-funded warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions thereof, the forms of which are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their shares of Common Stock as an investment in the ordinary course of business.

Stampacchia serves on the Issuer's board of directors. The Reporting Persons, either directly or indirectly through Stampacchia, may engage in discussions from time to time with the Issuer's board of directors, the Issuer's management or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing of the shares or other securities of the Issuer; (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Stampacchia in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Stampacchia is the direct beneficial owner of 379 shares of Common Stock and Omega Fund is the direct beneficial owner 935,843 shares of Common Stock (consisting of 454,982 shares of Common Stock held directly and 480,861 Warrant Shares). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, and each of Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Omega Fund. Nessi, and Stampacchia, are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to beneficially own 8.4% of the outstanding Common Stock of the Issuer, based upon (i) 10,654,281 shares of Common Stock outstanding as of March 2, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed on March 10, 2026 plus (ii) 480,861 Warrant Shares beneficially owned by the Reporting Persons, which are treated as converted into Common Stock solely for the purpose of computing the Reporting Persons' beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.
Transactions in the class effected during the past sixty days: The information in Item 3 with respect to the 2026 PIPE Financing is incorporated herein by reference. The Reporting Persons have not effected any transactions of the Issuer's Common Stock within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 3 and 4 of the Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (filed herewith).
Exhibit 99.2 Agreement and Plan of Merger, dated December 23, 2024, by and among the Issuer, Insight Merger Sub I, Insight Merger Sub II, and Inmagene Biopharmaceuticals (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 23, 2024).
Exhibit 99.3 Subscription Agreement dated as of December 23, 2024, by and among the Issuer and certain parties thereto (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed with the SEC on December 23, 2024).
Exhibit 99.4 Registration Rights Agreement by and among the Issuer and the parties thereto, dated July 25, 2025 (incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K filed with the SEC on July 29, 2025).
Exhibit 99.5 Securities Purchase Agreement, dated April 12, 2026, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 13, 2026).
Exhibit 99.6 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on April 13, 2026).
Exhibit 99.7 Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 13, 2026).

## Signatures
- Omega Fund VI, L.P.: /s/ Otello Stampacchia, Otello Stampacchia, Director of General Partner of General Partner (04/21/2026)
- Omega Fund VI GP, L.P.: /s/ Otello Stampacchia, Otello Stampacchia, Director of General Partner (04/21/2026)
- Omega Fund VI GP Manager, Ltd.: /s/ Otello Stampacchia, Otello Stampacchia, Director (04/21/2026)
- Claudio Nessi: /s/ Otello Stampacchia, Otello Stampacchia, Attorney-in-Fact (04/21/2026)
- Otello Stampacchia: /s/ Otello Stampacchia, Otello Stampacchia (04/21/2026)